EX-99.77M

Effective July 10, 2009, pursuant to the approval of the Board of Directors and the affected Shareholders, Rydex U.S. Government Money Market Fund acquired all of the assets and liabilities of Security Cash Fund in exchange for shares of Rydex U.S. Government Money Market Fund.